Golden Developing Solutions, Inc.

900 Ranch Road 620 South, Suite C101-143

Austin, TX 78734

December 13, 2018

Charles Guidry, Esq.

Division of Corporation Finance

Office of Consumer Products

US Securities and Exchange Commission

Washington, DC 20849

via EDGAR

Re:	Golden Developing Solutions, Inc. Offering Statement on Form 1-A File No. 024-10832

Dear Mr. Guidry:

Kindly be advised that Golden Developing Solutions, Inc. (the “Company”) respectfully requests that its request to have its Regulation A offering amendment be qualified on Friday, December 14, 2018 at 12 Noon be hereby withdrawn. This request was erroneously filed under the wrong file number of 024-10922, whereas the correct file number is as given above, 024-10832.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

Stavros Triant

Chief Executive Officer